October 18, 2018

James P. Maloney
Chief Financial Officer
L.B. Foster Company
415 Holiday Drive
Pittsburgh, Pennsylvania 15220

       Re: L.B. Foster Company
           Form 10-K for the Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 000-10436

Dear Mr. Maloney:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure